UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Enterprise Informatics, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

29372R109
(CUSIP Number)

Brett Lawrence, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
ERP2 HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [	]
b. [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions)
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization
Delaware
7	Sole Voting Power
Number of	0
shares of Common Stock
Beneficially	8	Shared Voting Power
Owned By	69,220,705
Each
Reporting	9	Sole Dispositive Power
Person	0
With
10	Shared Dispositive Power
69,220,705
11	Aggregate Amount Beneficially Owned by Each Reporting Person
69,220,705

12        Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[	]
13	Percent of Class Represented By Amount in Row (11)
75.7%

14	Type of Reporting Person (See Instructions)
OO

1         Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
SOUTHPAW CREDIT OPPORTUNITY MASTER FUND LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [	]
b. [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization
Cayman Islands
7	Sole Voting Power
Number of	0
shares of Common Stock
Beneficially	8	Shared Voting Power
Owned By	69,220,705
Each
Reporting	9	Sole Dispositive Power
Person	0
With
10	Shared Dispositive Power
69,220,705
11	Aggregate Amount Beneficially Owned by Each Reporting Person
69,220,705

12        Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[	]
13	Percent of Class Represented By Amount in Row (11)
75.7%

14	Type of Reporting Person (See Instructions)
PN

1         Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
SOUTHPAW ASSET MANAGEMENT LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [	]
b. [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization
Delaware
7	Sole Voting Power
Number of	0
shares of Common Stock
Beneficially	8	Shared Voting Power
Owned By	69,220,705
Each
Reporting	9	Sole Dispositive Power
Person	0
With
10	Shared Dispositive Power
69,220,705
11	Aggregate Amount Beneficially Owned by Each Reporting Person
69,220,705

12        Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[	]
13	Percent of Class Represented By Amount in Row (11)
75.7%

14	Type of Reporting Person (See Instructions)
PN

1         Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
SOUTHPAW HOLDINGS LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [	]
b. [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization
Delaware
7	Sole Voting Power
Number of	0
shares of Common Stock
Beneficially	8	Shared Voting Power
Owned By	69,220,705
Each
Reporting	9	Sole Dispositive Power
Person	0
With
10	Shared Dispositive Power
69,220,705
11	Aggregate Amount Beneficially Owned by Each Reporting Person
69,220,705

12        Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[	]
13	Percent of Class Represented By Amount in Row (11)
75.7%

14	Type of Reporting Person (See Instructions)
OO

1         Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
KEVIN WYMAN
2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [	]
b. [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization
United States
7	Sole Voting Power
Number of	0
shares of Common Stock
Beneficially	8	Shared Voting Power
Owned By	69,220,705
Each
Reporting	9	Sole Dispositive Power
Person	0
With
10	Shared Dispositive Power
69,220,705
11	Aggregate Amount Beneficially Owned by Each Reporting Person
69,220,705

12        Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[	]
13	Percent of Class Represented By Amount in Row (11)
75.7%

14	Type of Reporting Person (See Instructions)
IN

1         Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
HOWARD GOLDEN
2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [	]
b. [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization
United States
7	Sole Voting Power
Number of	0
shares of Common Stock
Beneficially	8	Shared Voting Power
Owned By	69,220,705
Each
Reporting	9	Sole Dispositive Power
Person	0
With
10	Shared Dispositive Power
69,220,705
11	Aggregate Amount Beneficially Owned by Each Reporting Person
69,220,705

12        Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[	]
13	Percent of Class Represented By Amount in Row (11)
75.7%

14	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Interest

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on October 10, 2007 (the “Original Schedule 13D”) and amended by Amendment No. 1 to the Original Schedule 13D filed on January 23, 2008 (“Amendment No. 1” and, together with this Amendment and the Original Schedule 13D, the “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Enterprise Informatics, Inc. (the “Issuer”), and is being filed on behalf of the Reporting Persons (as defined below). The address of the principal executive office of the Issuer is 10052 Mesa Ridge Court, Suite 100, San Diego, CA 92121.

Item 2. Identity and Background

(a), (f) This statement is filed by (i) ERP2 Holdings, LLC, a Delaware limited liability company (the “LLC”), (ii) Southpaw Credit Opportunity Master Fund LP (the “Fund”), a Cayman Islands limited partnership, (iii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, (iv) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, (v) Kevin Wyman, a citizen of the United States, and (vi) Howard Golden, a citizen of the United States (the persons mentioned in (i), (ii) (iii), (iv), (v) and (vi) are referred to as the “Reporting Persons”). The Fund and a separate managed account managed by Southpaw Management (the “Managed Account”) hold the majority of the interests in the LLC.

(b) The business address of the LLC is 694 Weed Street, New Canaan, CT 06840, c/o Richard Shorten. The business address of each of the other Reporting Persons is Four Greenwich Office Park, Greenwich, CT 06831.

(c) The LLC serves as a holding company for the shares of Common Stock and other interests in the Issuer. The Fund serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund (FTE) Ltd., a Cayman Islands exempted company, and Southpaw Credit Opportunity Partners LP, a Delaware limited partnership, and, together with the Managed Account, holds the majority of the interests in the LLC. Southpaw Management provides investment management services to private individuals and institutions, including the Fund and the Managed Account. Southpaw Holdings serves as the general partner of Southpaw Management. The principal occupation of Mr. Wyman and Mr. Golden is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 14, 2008, the LLC and the Issuer entered into a term sheet (the “Term Sheet”), pursuant to which the LLC agreed to provide a senior secured loan in the amount of $1,500,000 (the “New Note”), to be disbursed to the Issuer in two tranches. Disbursement of the first tranche, in the amount of $300,000, shall be subject to the execution and delivery of definitive transaction documents. Disbursement of the second tranche, in the amount of $1,200,000, shall be subject to the completion of all actions required to be completed by the Issuer in order to effectuate a 1000-to-1 reverse split of the Common Stock and the deregistration of the Common Stock under the Act, in each case, in accordance with applicable law. The term of the New Note shall be two years from the date of issuance. In addition, the LLC agreed to extend the maturity date of the Demand Notes (as defined in the Original 13D) to a maturity date concurrent with the maturity date of the New Note. Both the New Note and the extended Demand Notes shall bear interest at the rate of 10% per annum, compounded annually, payable quarterly in arrears, in cash or in kind (which payment-in-kind of interest on the New Note or the Demand Notes, if any, shall increase the outstanding balance of the New Note or the Demand Notes, as applicable) at the election of the Issuer. The annual interest rate for the New Note and the Demand Notes following the occurrence of an event of default shall be 13%.

Pursuant to the Term Sheet, the Issuer agreed to issue to the LLC, as conditions precedent to the execution of the Term Sheet, (i) 20,832,498 shares of Common Stock in satisfaction of the entire amount of accrued and unpaid dividends (together with interest) on the shares of Series F Preferred Stock (as defined in the Original 13D) held by the LLC and (ii) warrants exercisable for 17,175,971 shares of Common Stock (“Warrants”). The exercise price per share of Common Stock issuable upon exercise of the Warrants is $0.08 per share. The Warrants have a term of 10 years, are freely transferable in whole or in part (subject to customary restrictions on transfer under applicable securities laws), include customary “cashless exercise” provisions and contain customary anti-dilution provisions. Upon funding of the second tranche of the New Note, the LLC shall receive Warrants exercisable for the greater of (x) 26,735,508 shares of Common Stock and (y) 20% of the fully diluted outstanding Common Stock as of the date of such issuance (including any equity granted under management option plans). Pursuant to the Term Sheet, (a) on January 14, 2008, the Issuer issued Warrants exercisable for 17,175,971 shares of Common Stock to the LLC and (b) on January 21, 2008, the Issuer issued 20,832,498 shares of Common Stock to the LLC in satisfaction of the entire amount of accrued and unpaid dividends (together with interest) on the shares of Series F Preferred Stock held by the LLC.

This brief description of the Term Sheet is not intended to be complete and is qualified in its entirety by reference to the full text of the Term Sheet, which is annexed hereto as Exhibit 2, which is incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4. As set forth in Item 3, the Term Sheet contemplates deregistration of the common stock.  The Reporting Persons acquired shares of Common Stock and Warrants for portfolio investment purposes, in the ordinary course of business. Except as contemplated in this Item 4, no Reporting Persons has any plan or proposal of the types referred to in clauses (a) through (h) or  (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intends to continuously review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the plans or proposals referred to in clauses (a) through (h) or  (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

As part of the Reporting Persons’ ongoing review of their investments in the Issuer, the LLC will from time to time hold talks or discussions with, write letters to, and respond to inquiries from varying parties, including, without limitation, the Board of Directors, management or representatives, other shareholders, existing or potential strategic partners or competitors, industry analysts, investment and financial professionals, and other persons or entities regarding the Issuer’s affairs and strategic alternatives. In addition, the LLC may in its sole and absolute discretion, take such action as it deems necessary to preserve the value of its investments in the Issuer through bankruptcy court action, litigation or other similar strategies.

Item 5. Interest in Securities of the Issuer

(a)       As of January 25, 2008, the LLC is a direct beneficial owner of 69,220,705 shares of Common Stock (the “Shares”) of the Issuer, which consist of (i) 36,482,969 shares of Common Stock held by the LLC, (ii) 15,561,765 shares of Common Stock that can be obtained by the LLC upon conversion of the shares of Series F Preferred Stock held by the LLC and (iii) 17,175,971 of Common Stock that can be obtained by the LLC upon conversion of the Warrants held by the LLC. The Fund holds the majority of the interests in the LLC; Southpaw Management serves as the investment manager of the Fund and receives a performance-based and an asset-based fee for managing the investments of the Fund; Southpaw Holdings is the general partner of Southpaw Management; Mr. Wyman is the Majority Manager of the LLC and a principal of Southpaw Holdings; and Mr. Golden is a principal of Southpaw Holdings. By reason of such relationships, the Fund, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden may be deemed to be indirect beneficial owners of the Shares. The Shares represent 75.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (A) the 69,220,705 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (B) 37,862,332 shares of Common Stock outstanding as of January 14, 2008, based upon the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Act on January 15, 2008, plus (x) 15,561,765 shares of Common Stock that can be obtained by the Reporting Persons upon the conversion of the shares of Series F Preferred Stock beneficially owned by the Reporting Persons plus (y) 17,175,971 of Common Stock that can be obtained by the Reporting Persons upon exercise of the Warrants beneficially owned by the Reporting Persons plus (za) 20,832,498 shares of Common Stock received by the Reporting Persons in satisfaction of the entire amount of accrued and unpaid dividends (together with interest) on the shares of Series F Preferred Stock beneficially owned by the Reporting Persons.

(b) The Reporting Persons have the power to vote and dispose of the Shares held by the LLC. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 69,220,705 shares of Common Stock owned by the LLC. Pursuant to Rule 13d-4, the Fund, Southpaw Management, Southpaw Holdings, the Managed Account, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of January 25, 2008, by and among the Reporting Persons.
2

Term Sheet, dated as of January 14, 2008, by and between the Issuer and the LLC (incorporated by reference to Exhibit 10.25 to the Issuer’s Annual Report on Form 10-K, filed with the Commission on January 15, 2008).

3

Warrant to Purchase Common Stock, issued by the Issuer to the LLC on January 14, 2008 (incorporated by reference to Exhibit 4.16 to the Issuer’s Annual Report on Form 10-K, filed with the Commission on January 15, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 25, 2008	ERP2 Holdings, LLC

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Majority Manager

Southpaw Credit Opportunities Master Fund LP

	By:	Southpaw GP LLC, its general partner

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Managing Member

Southpaw Asset Management LP

	By:	Southpaw Holdings LLC, its general partner

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Managing Member

Southpaw Holdings, LLC

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Managing Member

	By:	/s/ Kevin Wyman
Kevin Wyman

	By:	/s/ Howard Golden
Howard Golden

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of January 25, 2008, by and among the Reporting Persons.

2

Term Sheet, dated as of January 14, 2008, by and between the Issuer and the LLC (incorporated by reference to Exhibit 10.25 to the Issuer’s Annual Report on Form 10-K, filed with the Commission on January 15, 2008).

3

Warrant to Purchase Common Stock, issued by the Issuer to the LLC on January 14, 2008 (incorporated by reference to Exhibit 4.16 to the Issuer’s Annual Report on Form 10-K, filed with the Commission on January 15, 2008).

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock of Enterprise Informatics, Inc., dated as of January 25, 2008, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Act.

Date: January 25, 2008	ERP2 Holdings, LLC

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Majority Manager

Southpaw Credit Opportunities Master Fund LP

	By:	Southpaw GP LLC, its general partner

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Managing Member

Southpaw Asset Management LP

	By:	Southpaw Holdings LLC, its general partner

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Managing Member

Southpaw Holdings, LLC

	By:	/s/ Kevin Wyman
Name: Kevin Wyman Title: Managing Member

By:	/s/ Kevin Wyman
Kevin Wyman

By:	/s/ Howard Golden
Howard Golden